Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Three Months Ended March 31,
	2012	2011
Earnings:	($ in millions)
Income before taxes	$60.5	$219.8
Add (deduct):
Equity in income of non-consolidated affiliates	(0.2)	(7.0)
Dividends received from non-consolidated affiliates	0.1	0.2
Capitalized interest	(1.1)	(0.2)
Fixed charges as described below	12.4	11.7
Total	$71.7	$224.5
Fixed charges:
Interest expensed and capitalized	$7.6	$7.4
Estimated interest factor in rent expense(1)	4.8	4.3
Total	$12.4	$11.7
Ratio of earnings to fixed charges	5.8	19.2

(1)  Amounts represent those portions of rent expense that are reasonable approximations of interest costs.